Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd Announces Full Exercise of Underwriters’ Over-Allotment Option

JIAXING, CHINA, March 11, 2025 (GLOBE NEWSWIRE) -- Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) (NASDAQ: HCAI), a comprehensive smart parking solutions and equipment structural parts provider with all operations through the operating subsidiaries in China, today announced that the underwriters of its initial public offering (the “Offering”) have fully exercised their over-allotment option to purchase an additional 225,000 ordinary shares at the public offering price of US$4.00 per share, resulting in additional gross proceeds of $900,000. After giving effect to the full exercise of the over-allotment option, the total number of ordinary shares sold by the Company in the public offering increased to 1,725,000 ordinary shares, and the gross proceeds increased to approximately US$6.9 million before deducting underwriter discounts and other related expenses. The option closing date was March 11, 2025. The ordinary shares began trading on the Nasdaq Capital Market on February 5, 2025 under the ticker symbol “HCAI.”

Net proceeds from the Offering will be used by the Company for contracting the managerial and operational rights of a new parking lot, development and upgrading of new AGVs and RGVs, recruitment for specialized technical and operational personnel, as well as working capital and general corporate matters.

Benjamin Securities, Inc. and D. Boral Capital LLC acted as underwriters for the Offering (the “Underwriters”). Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and Sichenzia Ross Ference Carmel LLP acted as counsel to the Underwriters.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-281543), as amended, in connection with the Offering (the “Registration Statement”) previously filed with the Securities and Exchange Commission (“SEC”) and subsequently declared effective by the SEC on February 4, 2025. The Offering is being made only by means of a prospectus. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the Offering may be obtained from Benjamin Securities, Inc. by email at info@benjaminsecurities.com, by standard mail to 3 West Garden Street, Suite 407, Pensacola, FL 32502, or by telephone at +1 (516) 931-1090; or from D. Boral Capital LLC by standard mail to D. Boral Capital LLC, 590 Madison Ave 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by telephone at +1 (212)-970-5150.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Huachen AI Parking Management Technology Holding Co., Ltd

Huachen AI Parking Management Technology Holding Co., Ltd is a Cayman Islands holding company with no operation on its own. The Company consolidates the financial results of its subsidiaries. We are a comprehensive smart parking solutions and equipment structural parts provider and conduct all our operations through our Operating Subsidiaries in China. The Operating Subsidiaries provide customized parking solutions to optimize efficiency in limited parking spaces, covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance. To cater the customers’different parking needs, we manufacture and offer various cubic parking garage products by employing various working principles, such as lifting and shifting, convenient lifting, vertical circulation, vertical lifting, plane moving, alley stacking, multi-layer cycle, horizontal cycle, and car lift. Moreover, the Operating Subsidiaries offer design, repair, and maintenance services to ensure the continued functionality of our parking solutions.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company Info:

Huachen AI Parking Management Technology Holding Co., Ltd

Alan Li

Email: ir@huachenai.com

Mobile: +852-95791074